UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-23491

(CHECK ONE):	/x/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form N-SAR

	For Period Ended:			July 31, 2000
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
GlobalMedia.com Full Name of Registrant
Global Media Corp. Former Name if Applicable
400 Robson St. Address of Principal Executive Office (Street and Number)
Vancouver, B.C. V6B 2B4 CANADA City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x/(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/x/(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. See attached Exhibit 1.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

On October 30, 2000, the Company received non-binding funding commitments from two existing shareholders, closing of which are contingent upon the revision of certain agreements with another existing shareholder. Failure to close these commitments would materially alter the presentation of the Company's financial condition contained in its Form 10-KSB and in the Company's audited financial statements for the fiscal year ended July 31, 2000, which were due to be filed with the SEC on October 30, 2000. Closing of these commitments is expected to occur before November 14, 2000. Additional time for filing the Form 10-KSB for July 31, 2000 is therefore required in order to (a) determine if the Company's pending funding commitments will close, and (b) if so, to revise the Company's Form 10-KSB and audited financial statements for the fiscal year ended July 31, 2000, to reflect that material change to the Company's financial condition.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	L. James Porter, CFO	(888)	322-2282
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Narrative under Part III.
GlobalMedia.com
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 31, 2000	By	/s/ L. James Porter

L. James Porter, Chief Financial Officer
ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

Exhibit 1

[Arthur Anderson Letterhead]

October 30, 2000
Mr. Jim Porter
Chief Financial Officer
Global Media.com
400 Robson Street
Vancouver, B.C.
 V6B 2B4 Canada

Re: Audited Financial Statements as at July 31, 2000 Dear Jim:

    You advised us on October 30, 2000, that (a) the Company received, on October 30, 2000, non-binding funding commitments from two existing shareholders, closing of which are contingent upon the revision of certain agreements with another existing shareholder, and (b) closing of these commitments is expected to occur before November 14, 2000.

    Failure to close these commitments would materially alter the presentation of the Company's financial condition contained in its Form 10-KSB and in the Company's audited financial statements for the fiscal year ended July 31, 2000. As a result we were unable to issue our report on the Company's audited financial statements for fiscal year 2000 on October 30, 2000, the date the Company's Form 10-KSB was due to be filed with the SEC. Based on your information to us, we expect to be able issue our final report by November 14, 2000, the date by which the Company's pending funding commitments should have closed.

Very truly yours,
/s/ Arthur Anderson

Arthur Andersen
Independent Public Accountants